September 21,
2018

Joseph Army
Chief Executive Officer
Vapotherm, Inc.
100 Domain Drive
Exeter, NH 03833

       Re: Vapotherm, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 24, 2018
           CIK No. 0001253176

Dear Mr. Army:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 Submitted on August 24, 2018

Overview, page 1

1. If the "compelling body of clinical data" is not the result of your studies, revise to remove any implication to the contrary. In this regard, tell us about any relationships you had with the studies, including whether you commissioned the studies.
2. Please explain your reference on page 1 to a "compelling body of clinical data."
 Joseph Army
FirstName LastNameJoseph Army
Vapotherm, Inc.
Comapany 21, 2018
September NameVapotherm, Inc.
September 21, 2018 Page 2
Page 2
FirstName LastName
Our Strategy, page 4

3. Where you make qualitative statements about your products or business, provide objective support, or identify the statements as management's belief. For example, we note the disclosure on page 5 that your "value proposition for ED Clinics is particularly high."
Our Solution, page 2

4. In addition to discussing the benefits provided by your systems, please highlight any material disadvantages with your systems.
Our Market and Limitations of the Current Standard of Care, page 2

5. Please revise the disclosure to identify the sources of the industry data where applicable.
         For example, we note the data mentioned in the second and fifth paragraphs of this section
Implications of Being an Emerging Growth Company, page 6

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
Risk Factors, page 12

7. Please tell us why you did not include a risk factor to highlight the risk that Stamford
         Devices Limited is currently opposing your European patent mentioned on page 107.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 73

8. Please revise here and on page 75 to explain and quantify, where possible, if the changes in your revenues during the periods presented were due to changes in prices, volumes or a combination of both items. Please refer to Item 303(A)(3)(iii) and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 84

9. Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented.
         Additionally, provide to us the underlying common stock share price of the equity instruments issued and progressively bridge for us the fair value per share determinations used for each option grant during the six months ended June 30, 2018 and subsequent to
 Joseph Army
Vapotherm, Inc.
September 21, 2018
Page 3
       June 30, 2018 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
Our Product Portfolio, page 98

10. Please revise the disclosure on page 99 to explain the phrase "an interface that occludes less than 50% of the nostril" and the disclosure on page 100 to explain the term
       "intubation" so that the phrase and the term can be understood by an investor not in your industry.
Hi-VNI Technology Compared to NIPPV, page 100

11. Please revise the disclosure on page 101 to disclose when the study was published in the
       Annals of Emergency Medicine. Also, revise the disclosure on page 103 to disclose when the study was published in the NEJM Journal Watch.
Intellectual Property, page 107

12.    Please disclose the duration of your material patents.
Legal Proceedings, page 120

13. Please revise the disclosure in this section to discuss the litigation mentioned in the second risk factor on page 27.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at 202-551-3602 or Amanda Ravitz, Assistant Director, at
202-551-3412 with any other questions.



                                                                Sincerely,
FirstName LastNameJoseph Army
                                                                Division of
Corporation Finance
Comapany NameVapotherm, Inc.
                                                                Office of
Electronics and Machinery
September 21, 2018 Page 3
cc:       Steven A. Wilcox
FirstName LastName